SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Prenetics Global Limited

(Name of Issuer)

Class A ordinary shares, US$0.0001 par value per share

(Title of Class of Securities)

G72245106

(CUSIP Number)

Da Yeung Limited

Yeung Danny Sheng Wu

Unit 701-706, K11 Atelier King’s Road

728 King’s Road, Quarry Bay

Hong Kong

Tel: +852-2210-9588

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G72245106	Page 2 of 7 Pages

1	Name of Reporting Persons Da Yeung Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only
4	Source of Funds OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,713,864 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 9,713,864 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,713,864 (1)

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 9 8.75% (2)

14	Type of Reporting Person CO

(1)            Represents 9,713,864 Class B ordinary shares directly held by Da Yeung Limited, a British Virgin Islands company wholly owned by Yeung Danny Sheng Wu. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to twenty (20) votes, whereas each Class A ordinary share is entitled to one vote.

(2)            Calculated based on 110,979,347 ordinary shares of the Issuer (being the sum of 101,265,483 Class A ordinary shares and 9,713,864 Class B ordinary shares) to which this report is related, issued and outstanding as of May 18, 2022. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No. G72245106	Page 3 of 7 Pages

1	Name of Reporting Persons Yeung Danny Sheng Wu

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only
4	Source of Funds OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong SAR

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,713,864 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 9,713,864 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,713,864 (1)

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 9 8.75% (2)

14	Type of Reporting Person IN

(1)            Represents 9,713,864 Class B ordinary shares directly held by Da Yeung Limited, a British Virgin Islands company wholly owned by Yeung Danny Sheng Wu. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to twenty (20) votes, whereas each Class A ordinary share is entitled to one vote.

(2)            Calculated based on 110,979,347 ordinary shares of the Issuer (being the sum of 101,265,483 Class A ordinary shares and 9,713,864 Class B ordinary shares) to which this report is related, issued and outstanding as of May 18, 2022. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No. G72245106	Page 4 of 7 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Prenetics Global Limited (the “Issuer”), an exempted company limited by shares incorporated under the laws of the Cayman Islands. The Class A ordinary shares of the Issuer are listed on the Nasdaq Stock Market LLC under the symbol “PRE.” The principal executive offices of the Issuer are located at Unit 701-706, K11 Atelier King’s Road, 728 King’s Road, Quarry Bay, Hong Kong.

Item 2. Identity and Background.

(a): This Schedule 13D is being filed jointly by Da Yeung Limited and Mr. Yeung Danny Sheng Wu (“Danny”, together with Da Yeung Limited, the “Reporting Persons,” and each, a “Reporting Person”) pursuant to Rule 13d-1(c) promulgated by the SEC under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

(b), (c) and (f): Da Yeung Limited is a company incorporated in the British Virgin Island whose registered office address is Coastal Building, Wickham’ s Cay II, P. 0. Box 2221, Road Town, Tortola, VG 1110, British Virgin Islands. Da Yeung Limited is wholly owned by Danny, the director, chairperson and chief executive officer of the Issuer. The principal business of Da Yeung Limited is holding the shares of the Issuer.

Danny is a citizen of Hong Kong SAR. Danny is the director, chairperson and chief executive officer of the Issuer. The business address of Danny is Unit 701-706, K11 Atelier King’s Road, 728 King’s Road, Quarry Bay, Hong Kong.

(d) and (e): During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Prior to consummation of the Business Combination (as defined below), Danny beneficially owned 4,005,679 ordinary shares and 772,184 Series A preferred shares of Prenetics Group Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Prenetics”) through Da Yeung Limited. Upon consummation of the Business Combination (as defined below), Da Yeung Limited received 9,713,864 Class B ordinary shares, par value $0.0001 per share, of the Issuer (the “Class B Ordinary Shares”) in exchange for the shares held by Da Yeung Limited in Prenetics. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty (20) votes, whereas each Class A Ordinary Share is entitled to one vote.

Item 4. Purpose of Transaction.

Business Combination

On September 15, 2021, the Issuer entered into a Business Combination Agreement (as amended by an Amendment to Business Combination Agreement dated as of March 30, 2022 and as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Issuer, Artisan Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands, AAC Merger Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Artisan Merger Sub”), PGL Merger Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Prenetics Merger Sub”) and Prenetics. Pursuant to the Business Combination Agreement, (i) Artisan merged with and into Artisan Merger Sub, with Artisan Merger Sub surviving and remaining as a wholly-owned subsidiary of the Issuer (the “Initial Merger”) and (ii) following the Initial Merger, Prenetics Merger Sub merged with and into Prenetics, with Prenetics being the surviving entity and becoming a wholly-owned subsidiary of the Issuer (the “Acquisition Merger”, and collectively with the Initial Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). The Business Combination was consummated on May 18, 2022.

CUSIP No. G72245106	Page 5 of 7 Pages

As part of the Business Combination, each of the ordinary shares of Prenetics, par value $0.0001 per share and the preferred shares of Prenetics, par value $0.0001 per share held by Danny was cancelled in exchange for 9,713,864 Class B Ordinary Shares.

Registration Rights Agreement

Concurrently with the execution of the Business Combination Agreement, the Issuer, Danny and certain other parties entered into a registration rights agreement (the “Registration Rights Agreement”), which became effective on May 18, 2022, pursuant to which, among other things, the Issuer agreed to undertake certain resale shelf registration obligations in accordance with the Securities Act of 1933, as amended and Sponsor and the equity holders of Prenetics have been granted customary demand and piggyback registration rights. Following the execution of the Business Combination Agreement and on November 8, 2021, all existing parties to the Registration Rights Agreement and several shareholders of Prenetics entered into a joinder agreement, pursuant to which such shareholders of Prenetics agreed to be bound by the terms and conditions of, and were granted the registration rights under, the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, which is attached as Exhibit B to this Schedule 13D and incorporated herein by reference.

Lock-Up Provision

Danny has agreed, pursuant to the Shareholder Support Agreement and Deed dated as September 15, 2021 (as amended by the Deed of Amendment dated as of March 30, 2022 and as may be further amended, supplemented or otherwise modified from time to time), not to, without the prior written consent of the board of directors, for specified periods of time after the consummation of the Business Combination, transfer any ordinary shares of the Issuer (the “Ordinary Shares”) or Ordinary Share received upon settlement of the Issuer’s restricted share units, in each case, received as a result of the Acquisition Merger (the “Lock-up Shares”), with certain customary exceptions. As a result of these lock-up provisions, 50% of the Lock-up Shares will be eligible for resale on the earliest of (x) six (6) months after May 18, 2022, (y) the date following May 18, 2022 on which the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property, and (z) the date on which the last reported sale price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) trading day period commencing at least one hundred fifty (150) days after May 18, 2022; and 50% of the Lock-up Shares will be eligible for resale on the earliest of (x) twelve (12) months after May 18, 2022, (y) the date following May 18, 2022 on which the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property, and (z) the date on which the last reported sale price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty- (30) trading day period commencing at least one hundred fifty (150) days after May 18, 2022.

The foregoing description of the lock-up provision does not purport to be complete and is qualified in its entirety by the full text of the relevant agreements. The Shareholder Support Agreement Amendment and Deed is attached as Exhibit C to this Schedule 13D and the Deed of Amendment is attached as Exhibit D to this Schedule 13D and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. G72245106	Page 6 of 7 Pages

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is based on a total of 110,979,347 issued and outstanding Ordinary Shares (consisting of 101,265,483 Class A Ordinary Shares and 9,713,864 Class B Ordinary Shares) of the Issuer as of May 18, 2022. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty (20) votes, whereas each Class A Ordinary Share is entitled to one vote.

The shares beneficially owned by each of the Reporting Persons represent approximately 8.75% of the total issued and outstanding ordinary shares of the Issuer and represent approximately 65.74% of the aggregate voting power of the Issuer’s total issued and outstanding ordinary shares.

(c): Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d): None.

(e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference in its entirety.

Share Mortgage

On May 25, 2022, Danny entered into a facility letter (the “Facility Letter”) with Deutsche Bank Aktiengesellschaft Singapore Branch (the “Lender”), pursuant to which the Lender has agreed to extend a loan facility to Danny in an aggregate principal amount of up to US$5,000,000. On the same day, Danny and the Lender entered into an equity share mortgage in respect of shares of Da Yeung Limited pursuant to which, among other things, Danny (i) mortgaged in favor of the Lender by way of a first equitable mortgage all of his right, title and interest in and to all of the shares legally or beneficially owned by Danny in Da Yeung Limited (the “Mortgaged Shares”) and (ii) charged in favor of the Lender, by way of a first fixed charge, all of his right, title and interest in and to the Mortgaged Shares and all rights, benefits and advantages deriving therefrom or incidental thereto, as a continuing security for the discharge and/or payment of the indebtedness and liabilities owed by Danny and/or Da Yeung Limited to the Lender, including in relation to the Facility Letter.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. G72245106	Page 7 of 7 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated May 31, 2022 by and between the Reporting Persons.

B	Registration Rights Agreement, dated as of September 15, 2021, by and among Prenetics Global Limited, Artisan Acquisition Corp., Artisan LLC, Danny Sheng Wu Yeung and other parties named therein (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-265284) filed with the SEC on May 27, 2022).

C	Shareholder Support Agreements and Deed, dated as of September 15, 2021, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., and certain management shareholders named therein (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-265284) filed with the SEC on May 27, 2022).

D	Amendment to Shareholder Support Agreement, dated as of March 30, 2022, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp. and certain management shareholders named therein (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-265284) filed with the SEC on May 27, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2022

Da Yeung Limited

By:	/s/ Yeung Danny Sheng Wu
Name: Yeung Danny Sheng Wu
Title: Director

Yeung Danny Sheng Wu

/s/ Yeung Danny Sheng Wu
Yeung Danny Sheng Wu